Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hooper Holmes, Inc.:

We consent to the use of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Hooper Holmes, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s adoption of the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, effective January 1, 2007.

/s/ KPMG
Short Hills, New Jersey
May 26, 2009